November 7, 2024

Sandeep Reddy
Executive Vice President, Chief Financial Officer
Domino's Pizza, Inc.
30 Frank Lloyd Wright Drive
Ann Arbor, MI 48105

       Re: Domino's Pizza, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-32242
Dear Sandeep Reddy:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services